Exhibit 4.21

Exclusive Management Services and Business Cooperation Agreement

This Exclusive Management Services and Business Cooperation Agreement (this “Agreement”) is made and entered into by and between the following parties on July 29, 2024.

(1)Party A: Beijing Century TAL Education Technology Co., Ltd., a wholly foreign-owned enterprise legally registered and validly existing in accordance with the laws of the People’s Republic of China (the “PRC”) whose unified social credit identifier is 911101086742533119; and

(2)Party B: Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd. (the “Company”), an enterprise legally established in accordance with the laws of the PRC, whose unified social credit identifier is 91440300MA5HG6T774.

(Each of Party A, Party B, and the Affiliates of Party B shall be hereinafter referred to as a “Party” respectively, and as the “Parties” collectively. “The Affiliates of Party B” refers to institutions invested in or controlled by Party B (including those controlled through contractual arrangements) as updated from time to time under this Agreement, including but not limited to companies and related institutions directly or indirectly held by Party B with more than 50% of the investment interests.

Now, therefore, based on the principle of equality and mutual benefits, the Parties have reached this Agreement through mutual discussion:

1.	Services
1.1

In accordance with the terms and conditions of this Agreement, Party B hereby irrevocably appoints and designates Party A as the exclusive services provider of Party B and the Affiliates of Party B to provide with complete technical and business support as listed in Schedule I.

1.2

Party A shall have the right, at its sole discretion, to designate and appoint any of its affiliates (including Party A’s overseas parent company or subsidiaries directly or indirectly controlled by it) to provide any services specified in this Article 1.

1.3

During the term of this Agreement, Party B shall not directly or indirectly accept the same or any similar services provided by any third party and shall not establish similar corporation relationship with any third party.

1.4

To ensure that Party B and/or the Affiliates of Party B meet the cash flow requirements and/or offset any losses incurred in their daily operations, regardless of whether Party B actually incurs any such operating losses, Party A may at its own discretion decide to provide financial support to Party B and/or the Affiliates of Party B (only within the scope permitted by PRC law), or act as guarantor and warrantor for any other contracts or agreements related to their business entered into by Party B and/or the Affiliates of Party B with any third party, to guarantee the performance of such contracts or agreements. Party A may provide financial support to Party B and/or the Affiliates of Party B through bank entrusted loans or borrowings, and shall separately sign such entrusted loan or borrowing contracts. Party B and the Affiliates of Party B agree and confirm that if they need any financial support in their business operations or need to provide any guarantees for the performance of any contracts or borrowings, they shall first seek Party A as the lender, guarantor, and/or warrantor.

1.5

The parties agree that the services provided by Party A to Party B under this Agreement shall also apply to the Affiliates of Party B. Party B and the Affiliates of Party B agree to ensure that the Affiliates of Party B exercise their rights and fulfill their obligations as stipulated in this Agreement.

2.	The Calculation and Payment of the Service Fees
2.1

Party A shall determine, at its sole discretion, the service fees to be paid by Party B and/or the Affiliates of Party B as the service recipients, as well as their payment methods. Schedule II to this Agreement specifies the calculation and payment methods of the service fees.

2.2

If Party A, at its sole discretion, determines that the method of calculating the service fees is no longer applicable during the term of this Agreement, Party A has the right to adjust the service fees at any time after providing written notice to Party B and/or the Affiliates of Party B at least ten(10) days in advance.

3.	Intellectual Property
3.1

Any intellectual property rights developed during the performance of this Agreement (including but not limited to copyrights, patent rights and patent application rights, technical secrets, business secrets, and proprietary technologies, etc.) shall be owned by Party A. Party A shall have the exclusive ownership, rights, and interests in such intellectual property rights. Except as otherwise expressly provided in this Agreement, Party B or the Affiliates of Party B shall have no rights to such intellectual property rights. For the avoidance of doubt, regarding the intellectual property rights held by Party B and/or the Affiliates of Party B as of the execution date of this Agreement and being applied for with the relevant competent authorities, except for the intellectual property rights necessary for Party B and/or the Affiliates of Party B to conduct normal business operations as confirmed by Party A or as required by relevant laws and regulations of PRC to be held by Party B or the Affiliates of Party B, the owners or applicants of other intellectual property rights shall transfer such intellectual property rights to Party A or the affiliates of Party A as requested by Party A, and Party B or the Affiliates of Party B shall sign an intellectual property transfer agreement with Party A or Party A’s affiliates.

3.2

If a development is based on intellectual property owned by Party B and/or the Affiliates of Party B, Party B and the Affiliates of Party B shall ensure and warrant the integrity of such intellectual property rights. Otherwise, Party B and its Affiliates shall be liable for all damages and losses incurred by Party A due to defects in the rights of such intellectual property. If Party A incurs any liability to a third party as a result, Party A shall have the right to seek full compensation from Party B and/or its Affiliates for all its losses.

3.3	All parties agree that this clause shall remain valid upon any changes, termination, or invalidation of this Agreement.
4.	Representations and Warranties
4.1	Party A hereby represents and warrants as follows:
(a)	it is a wholly foreign-owned enterprise legally registered and validly existing in accordance with the laws of the PRC;
(b)	the signing and performance of this Agreement are within the scope of its corporate authority and business operations;
(c)

Party A has taken all necessary corporate actions, obtained all necessary authorizations as well as all consents and approvals from third parties and government agencies (if required) for the execution, delivery and performance of this Agreement;

(d)	the execution, delivery, and performance of this Agreement by it does not violate (i) any provision of its business license or bylaws; (ii) any laws, regulations, authorizations,

or approvals binding upon it or affecting it; or (iii) any provisions of contracts and agreements to which it is a party or subject; and

(e)	upon execution, this Agreement constitutes its legal, valid and binding obligations, and shall be enforceable against according to the terms of this Agreement.
4.2	Party B and the Affiliates of Party B hereby represent and warrant as follows:
(a)	it is an enterprise legally registered and validly existing in accordance with the laws of the PRC;
(b)	the signing and performance of this Agreement are within the scope of its corporate authority and business operations;
(c)

it has taken all necessary corporate actions, obtained all necessary authorizations as well as all consents and approvals from third parties and government agencies (if required) for the execution, delivery and performance of this Agreement;

(d)

the execution, delivery, and performance of this Agreement by it does not violate (i) any provision of its business license or bylaws; (ii) any laws, regulations, authorizations, or approvals binding upon it or affecting it; or (iii) any provisions of contracts and agreements to which it is a party or subject; and

(e)	upon execution, this Agreement constitutes its legal, valid and binding obligations, and shall be enforceable against according to the terms of this Agreement.
4.3

In order to clarify the rights and obligations between the parties, to ensure the performance of the terms for the provision of services by Party A to Party B and the Affiliates of Party B, and to ensure the implementation of various business services between Party A and Party B and the Affiliates of Party B as well as the payment of the consideration by Party B and the Affiliates of Party B to Party A, Party B and the Affiliates of Party B further agree and undertake the following guarantees to Party A:

(a)	Party B and the Affiliates of Party B shall, in accordance with the provisions of this Agreement, timely and in full, pay the service fees to Party A;
(b)	During the term of the service:
(i)

Party B and the Affiliates of Party B shall conduct operations in accordance with relevant PRC laws and regulations, complete all necessary procedures related to operations, and promptly provide Party A with copies of the aforementioned licenses;

(ii)	Party B and the Affiliates of Party B shall maintain the continued validity of all licenses, authorizations, approvals, and qualifications relevant to their business operations;
(iii)

Party A has the right to offer suggestions or requests regarding the daily operations, financial management, and personnel employment of Party B and the Affiliates of Party B. Party B and the Affiliates of Party B shall actively cooperate with the services provided by Party A, accept reasonable opinions and suggestions from Party A regarding their business operations;

(iv)	Party B and the Affiliates of Party B shall, as per Party A’s request, provide relevant information and documents to Party A; designate personnel responsible for communication and work coordination with Party A, and actively assist and cooperate with Party A in on-site inspections and data collection at Party B or the Affiliates of Party B;

(v)

If necessary, Party B and the Affiliates of Party B shall provide necessary work facilities and conditions for Party A’s professionals, and bear the corresponding expenses and costs incurred by such personnel during the period of management services provided by Party B;

(vi)

Party B and the Affiliates of Party B shall provide Party A with any technical or other information deemed necessary by Party A to fulfill its obligations under this Agreement, and allow Party A access to relevant premises and facilities deemed necessary by Party A for providing services under this Agreement;

(c)

Party B and the Affiliates of Party B undertake to develop and operate related services in an effective, prudent, and lawful manner, to maintain and timely update all licenses and authorizations required to provide the services under this Agreement to preserve the validity and full legal effect of such licenses and authorizations; and to establish and maintain an independent accounting unit for the related services as directed by Party A.

(d)

Without prior written consent of Party A, Party B and the Affiliates of Party B shall not change, replace, or dismiss any of their directors or senior managements. Party B and the Affiliates of Party B shall, in accordance with the procedures stipulated by laws, regulations, and their bylaws, facilitate the election of directors designated by Party A, and ensure that those elected directors elect a chairman of the board as nominated by Party A. Party B and/or its affiliates shall appoint individuals designated by Party A to serve as all senior executives (including but not limited to general managers, chief financial officers, heads of various business units, financial managers, financial supervisors, and accountants, etc.). For the purposes of this clause, Party B and the Affiliates of Party B shall undertake all necessary internal and external procedures in accordance with the law, articles of association, and provisions of this Agreement to complete the aforementioned dismissal and appointment procedures.

(e)

Party A shall have the right to periodically or at any time audit the accounts of Party B and the Affiliates of Party B. During the term of service, Party B and the Affiliates of Party B shall cooperate with Party A and its direct or indirect shareholders in auditing, due diligence, and other related work, and provide relevant information and data regarding the operations, business, clients, finances, employees, etc., of Party B and the Affiliates of Party B to the auditors and/or other professionals appointed by them. Party B and the Affiliates of Party B also agree to allow Party A or its shareholders to disclose such information and data when necessary for listing purposes or to comply with applicable securities regulations.

(f)

Party B and the Affiliates of Party B hereby agree that upon written request by Party A, they shall, use all accounts receivable and/or any other assets legally owned and disposable by them as of that time, in a manner permitted by law, as security for the payment obligation of the service fees stipulated in Article 2.1 of this Agreement. Party B and the Affiliates of Party B hereby agree to maintain throughout the term of this Agreement the complete business licenses necessary for their operations, as well as the full rights and qualifications to operate their current business within the territory of the PRC.

(g)

Without prior written consent from Party A, Party B and the Affiliates of Party B shall not engage in any transactions that may materially affect their assets, obligations, rights, or organizational operations, including but not limited to：

(i)	engaging in any activities beyond the normal scope of operations of it or conducting business in a manner inconsistent with past practices and customary procedures;
(ii)	borrowing from third parties or assuming any debts;
(iii)	changing or dismissing any director or replacing any senior management personnel;
(iv)	selling to or acquiring from any third party or otherwise disposing of any assets or rights, including but not limited to any intellectual property rights;
(v)

providing guarantees to any third party for debts assumed by other parties other than itself with its assets or intellectual property rights or providing any other form of security interest or encumbrance on the assets of it;

(vi)	amending the articles of association of it or changing the scope of its operation;
(vii)	changing its operation mode, business procedures, or amending any significant internal rules and regulations of it;
(viii)	making significant adjustments to its business operation model, marketing strategies, business policies, or customer relationships;
(ix)	distributing dividends or profits in any form;
(x)	liquidating and distributing the remaining assets;
(xi)	transferring the rights and obligations under this Agreement to any third party;
(xii)	entering into any other agreement or arrangement that conflicts with this Agreement or may prejudice Party A’s interests under this Agreement;
(xiii)

Undertaking contracting operation, leasing operation, merger, division, joint venture, equity restructuring or other arrangements to change the operation mode and property structure, or disposing of all or substantially all of Party B’s assets or equity by way of transfer, assignment, pricing for shares, or other means.

Furthermore, Party B and the Affiliates of Party B shall promptly notify Party A and make every effort to prevent the occurrence and/or expansion of any circumstances that may have a significant adverse impact on their business and operations.

4.4

Each party hereby undertakes to the other parties that it shall execute all reasonably necessary documents and take all reasonably necessary actions, including but not limited to providing necessary authorization documents to the other party, to enforce the provisions of this Agreement and achieve the purposes of this Agreement.

5.	Confidentiality
5.1

Party B and the Affiliates of Party B agree to take all reasonable measures to keep confidential any confidential data and information (collectively, the “Confidential Information”) obtained in the performance of this Agreement. Without the prior written consent of Party A, Party B and the Affiliates of Party B shall not disclose, provide, or transfer such Confidential Information to any third party, except in the following circumstances: (a) the information is or will be publicly known (but not as a result of disclosure by a Party); (b) such disclosure is required by applicable laws, regulations, or stock exchange requirements; or (c) any Party needs to disclose information about transactions contemplated under this Agreement to its legal or financial advisors, who are subject to obligations of confidentiality similar to those set forth in this provision. Disclosure of Confidential Information by any employee or agent hired by any party shall be deemed disclosure by that party and shall incur liability for breach. This provision shall remain effective after the termination of this Agreement for any reason.

5.2

Upon termination of this Agreement, at the request of Party A, Party B and its subsidiaries shall return to Party A any documents, materials, or software containing confidential information, or destroy them on their own, and delete all confidential information from all relevant storage devices, and shall not continue to use such confidential information.

5.3	Regardless of whether this Agreement is amended, rescinded, or terminated, this clause shall remain legally effective.
6.	Liability for Breach of Agreement
6.1

If a Party fails to fulfill any obligation under this Agreement or if any representation or warranty made by such Party under this Agreement is materially untrue or inaccurate, then such party shall be deemed to be in breach of this Agreement and shall compensate the other Party for all losses suffered, or pay liquidated damages as agreed separately with relevant Party.

6.2

If Party B or the Affiliates of Party B constitute a breach pursuant to the provisions of Article 6.1, Party B and the Affiliates of Party B shall fully indemnify Party A for any loss, injury, or liability suffered or incurred by Party A in the performance of obligations under this Agreement or the provision of services as stipulated in this Agreement (including losses and expenses arising from any litigation, claims, or other demands).

6.3	Regardless of whether this Agreement is amended, rescinded, or terminated, this clause shall remain legally effective.
7.	Effectiveness, Term and Termination of this Agreement
7.1	This agreement is executed and becomes effective as of the date first written above.
7.2

Unless terminated as provided in this Agreement, the term of this Agreement shall be ten (10) years and shall automatically renew for successive periods of ten (10) years upon expiration, with no limit on the number of extensions.

7.3	Party B and the Affiliates of Party B shall not terminate this Agreement under any circumstances without the prior written consent of Party A.
7.4

Notwithstanding the foregoing provisions, Party A shall have the right, at its sole discretion, to terminate this Agreement at any time upon providing Party B and the Affiliates of Party B with written notice of termination at least ten (10) days in advance.

8.	Governing Law and Resolution of Disputes
8.1	The execution, effectiveness, construction, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by the laws of PRC.
8.2

Any dispute arising out of or in connection with this Agreement shall be submitted to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-current arbitration rules at the time of application for arbitration. The arbitration award shall be final and binding on all parties. The place of arbitration shall be Beijing. Except for the part under arbitration, the other parts of this Agreement shall remain in effect. The validity of this clause shall not be affected by any change, termination, or rescission of this Agreement.

9.	Notice
9.1

Any notice or other communication given by either Party under this Agreement shall be in writing in Chinese and may be delivered personally, sent by registered mail, sent by prepaid postal service, sent by recognized courier service, or transmitted by fax to the respective addresses specified by the parties from time to time. The date on which notice is deemed to be actually delivered shall be determined as follows: (a) notices delivered personally shall be deemed to be actually delivered on the day of delivery; (b) notices sent by letter shall be deemed to be actually delivered on the tenth (10th) day after the date of dispatch by airmail registered mail (according to the postmark), or on the fourth (4th) day after being sent to an internationally recognized courier service; and (c) notices sent by fax shall be deemed to be actually delivered on the date shown on the transmission confirmation of the relevant document.

For the purpose of notices, the address of the Parties are as follows:

Party A:

Address:        Unit 1, Room 701, 7th Floor, Tower B, Building 1, No. 10 Xiaoying West Road Yard, Haidian District, Beijing  (北京市海淀区小营西路10号院1号楼B座7层701室1号)

Addressee:      Feng Xingxing

Tel:                010-52926669

Party B and the Affiliates of Party B:

Address:        Room 1408, Tower A, Sichuan Building, No. 2001 Hongli Road, Fuqiang Community, Huaqiangbei Subdistrict, Futian District, Shenzhen (深圳市福田区华强北街道福强社区红荔路2001号四川大厦A座1408)

Addressee:      Feng Xingxing

Tel:                010-52926669

9.2	Any Party may at any time change its address for notices by a notice delivered to the other Party in accordance with the terms hereof.
10.	Assignment and Change of the Agreement Parties
10.1	Without Party A’s prior written consent, Party B or the Affiliates of Party B shall not assign their rights and obligations under this Agreement to any third party.
10.2

Party B and the Affiliates of Party B hereby agree that Party A may assign its rights and obligations under this Agreement. Party A shall only be required to provide written notice to Party B and the Affiliates of Party B regarding such assignment and shall not be required separate consent from Party B or the Affiliates of Party B for such assignment.

10.3

The rights and obligations under this Agreement shall be legally binding upon the assignees and successors of the Parties (whether such assignment of rights and obligations arises from acquisition, reorganization, inheritance, transfer, or other reasons).

10.4

New Affiliates of Party B. At any time after the effective date of this Agreement, if any new Affiliates of Party B are added, Party B shall cause such new Affiliates of Party B to execute a letter of undertaking in the form and content of Schedule III hereto and any other legal documents permitted or required by PRC law to enable the new Affiliates of Party B to join this Agreement, assuming all obligations and rights to be borne and enjoyed by the Affiliates of Party B under this Agreement. From the date of execution of the letter of undertaking and any other legal documents permitted or required by PRC law, the new Affiliates of Party B shall be deemed as a signatory to this Agreement. The other parties to this Agreement hereby agree and fully accept the foregoing arrangement.

11.	Severability

In the event that any of the provisions of this Agreement are held to be invalid or unenforceable due to inconsistency with applicable law, such provision shall be deemed invalid or unenforceable only to the extent of such inconsistency with applicable law, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby. The Parties shall endeavor, through good faith negotiations, to replace such invalid, illegal, or unenforceable provisions with provisions that are valid, legal, and enforceable to the fullest extent permitted by law and consistent with the Parties’ intentions, and the economic effects of such valid provisions shall be as similar as possible to the economic effects of the invalid, illegal, or unenforceable provisions.

12.	Entire Agreement

This Agreement, along with all agreements and/or documents explicitly referenced or included herein, constitutes the entire agreement relating to the subject matter hereof, and supersedes all prior oral agreements, contracts, understandings, and communications between the parties regarding the subject matter hereof.

13.	Amendment and Supplement

Any amendments and supplements to this Agreement shall be in writing. The amendment agreements and supplementary agreements that have been signed by the Parties and that relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

14.	Waiver

Either Party may waive the terms and conditions of this Agreement, but such waiver must be made in writing and signed by all Parties. Any waiver by a Party of a breach by the other Parties shall not be construed as a waiver of similar breaches in other circumstances.

15.	Version

This Agreement is made in two (2) originals, each Party holding one (1) original, which shall be equally valid. This Agreement may be executed in one or more counterparts.

16.	Others

If the U.S. Securities and Exchange Commission or any other regulatory authority proposes any amendments to this Agreement, or if there are any changes to the listing rules or related requirements of the U.S. Securities and Exchange Commission that are relevant to this Agreement, the parties shall revise this Agreement accordingly.

[The remaining shall be signature page.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Beijing Century TAL Education Technology Co., Ltd.

Seal:(Official Chop)

Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd.

Seal:(Official Chop)

Schedule I

Services

1.	Services
1.1	Provide opinions and suggestions on asset and business operations.
1.2	Provide opinions and suggestions on credits and debt disposal.
1.3	Provide opinions and suggestions on the negotiation, execution and performance of material contracts.
1.4	Provide opinions and suggestions on mergers and acquisitions.
1.5	Provide development and research services for educational software, educational courseware, and platform software.
1.6	Provide the following technical development and transfer, technical consulting services:
(a)	technical development of new businesses;
(b)	technical support and maintenance of existing businesses;
(c)	regular updates of all business content; and
(d)	provision and maintenance of hardware and network conditions required for business operations.
1.7	Provide employee career and pre-job training services.
1.8	Provide public relations services.
1.9	Provide market research, research, and consulting services.
1.10	Provide medium-and-short-term market development and market planning services.
1.11	Provide human resources management and internal information management.
1.12	Provide network development, upgrade, and daily maintenance.
1.13	Licensing of various intellectual properties such as software, trademarks, domain names, and trade secrets.
1.14	Other services provided by Party A according to business needs and Party A’s capabilities on an irregular basis.

Schedule II

The Calculation and Payment of the Service Fees

1.	The Calculation and Payment of the Service Fees
1.1

The service fees under this Agreement shall be calculated based on the revenue of Party B and the Affiliates of Party B, as well as corresponding operational costs, sales, management, and other expenses, taxes, and other fees required to be reserved or withdrawn in accordance with laws and regulations. They may be collected in the following ways:

(a)	by a certain percentage of the revenue of Party B and/or its subsidiaries;
(b)	by charging a fixed license fee for specific software; and/or
(c)	by other payment methods irregularly determined by Party A based on the nature of the services provided.
1.2

Party A shall issue a written confirmation of the service fees to Party B and the Affiliates of Party B. The specific amount of the service fees shall be determined by Party A after considering the following factors:

(a)	the technical difficulty and complexity of the services provided by Party A;
(b)	the number of hours spent by Party A’s employees on the services;
(c)	the content and commercial value of the services provided by Party A;
(d)	benchmark prices for similar services in the market;
(e)	the operating conditions of Party B and its subsidiaries.
2.

Party A shall calculate the service fees on a fixed period basis and issue corresponding invoices to Party B and the Affiliates of Party B. Party B and the Affiliates of Party B shall make payment of the service fees to the bank account designated by Party A within 10 working days after receiving the invoice, and shall send a copy of the payment voucher to Party A by fax or email within 10 working days after payment. Party A shall issue a receipt within 10 working days after receiving the service fees.

Schedule III

Letter of undertaking

We, ____________________, are an affiliate established by Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd. (hereinafter referred to as “Xinxin Shenzhen”) through registration on [date*] via [*], Beijing Keletang holds [*]% of the shares/equities of us.

Pursuant to the Exclusive Management Services and Business Cooperation Agreement (the “Agreement”) executed by and between Xinxin Shenzhen and Beijing Century TAL Education Technology Co., Ltd. on [date*], we join the Agreement as a new affiliate of Party B pursuant to Article 10.4 of the Agreement.

We hereby agree to join the Agreement as a new affiliate of Party B, and to enjoy the rights under the Agreement and fulfill all obligations assumed by us under the Agreement in accordance with the provisions of the Agreement from the date of signing this Letter of Undertaking.

【             】(Seal)

[Date]